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                              March 9, 2021

       Steven Felsenthal
       General Counsel and Chief Compliance Officer
       Millburn Ridgefield Corporation
       55 West 46th Street, 31st Floor
       New York, NY 10036

                                                        Re: Global Macro Trust
                                                            Post-Effective
Amendment No. 2 to
                                                            Registration
Statement on Form S-1
                                                            Filed February 12,
2021
                                                            File No. 333-229651

       Dear Mr. Felsenthal:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 2 to Registration Statement on Form S-1

       The Risks You Face
       General, page 8

   1. We note that the Trust appears to invest in futures contracts in the ordinary course of business. Please revise
to disclose the material risks related to investing in futures contracts.
       Virtual Currency Futures may be Volatile and may Become Illiquid, page 9

   2. We note that you have added risk factor disclosure that the "Trust may trade virtual currency futures (e.g.,
futures contracts on Bitcoin or Ether)." Please expand your
                                                        disclosure, either here
or elsewhere in your filing, to address the following:
 Steven Felsenthal
Millburn Ridgefield Corporation
March 9, 2021
Page 2
                disclose in greater detail your plans to trade digital asset futures, including whether such futures will be material to the Trust's operations or financial condition and whether the Trust has limitations or restrictions on trading digital asset futures;
                explicitly identify any digital asset futures other than Bitcoin or Ether that the Trust may trade, or, if applicable, clarify that the digital asset futures are limited to Bitcoin and Ether;
                describe in greater detail the liquidity and trading characteristics of the digital asset futures that you may trade; and
                if there are material risks unique to trading futures contracts on Bitcoin or Ether, or other digital asset futures that the Trust may trade, please include them here or as separate risks.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact David Lin, Staff Attorney, at (202) 551-3552 or Sandra
Hunter
Berkheimer, Legal Branch Chief, at (202) 551-3758 with any questions.



FirstName LastNameSteven Felsenthal                               Sincerely,
Comapany NameMillburn Ridgefield Corporation
                                                                  Division of
Corporation Finance
March 9, 2021 Page 2                                              Office of
Finance
FirstName LastName